Exhibit 99.1

PRESS RELEASE

Aspen announces Christopher Coleman as new Group Chief Financial Officer

Hamilton, Bermuda, October 15, 2021 – Aspen Insurance Holdings Limited (“Aspen”) today announces that the Group CFO, Kevin Chidwick, has decided to retire and will be leaving Aspen at the end of the year. Kevin will be succeeded by Christopher (Chris) Coleman, who will be taking on the role of Group CFO on October 19th. Chris will be based in Bermuda and will join the Executive Committee.

Chris is a highly regarded finance leader within the insurance market and was most recently CFO of Third Point Re until its merger with Sirius Group. In addition, Chris brings strong transaction and capital markets experience, including the recent acquisition of Sirius Group by Third Point Re, Third Point Re’s IPO as well as having had key roles in a number of other merger, debt and equity transactions during his career. Chris also served as CFO of Alterra Bermuda Limited, was Chief Accounting Officer for Harbor Point Limited and held a senior audit manager role with PwC. Chris is originally from the United States but has spent much of his career based in Bermuda.

Chris Coleman said: “I am excited to be joining Aspen at such a key time in its turnaround journey. Aspen has taken a number of actions to date that have begun to take shape and I’m looking forward to working with the team to build on this momentum. I look forward to bringing my knowledge and experience to make a positive impact on the culture and to help drive improvement in the underlying results of the business.”

Mark Cloutier, Executive Chairman and Group Chief Executive Officer, said: “As we continue to accelerate into the next phase of our transformation, Chris’ track-record of helping to drive strong financial outcomes in high-performing insurance businesses will be a valuable addition to our Group executive leadership team. Chris will partner with each member of the Group Executive Committee, including Mark Pickering, our Group Chief Capital Management Officer and Treasurer, who will continue to successfully lead our capital management strategy and corporate finance initiatives.

“During his time at Aspen, Kevin has played an important role in helping return the business to profitability, despite a challenging market environment. With the Group now in a position to look towards its longer-term strategic objectives, we respect Kevin’s own time horizon and decision to retire. In Chris we have identified the ideal successor, and I am pleased that we have been able to deliver a smooth transition period. On behalf of the Board, I would like to thank Kevin and wish him well in his retirement.”

- Ends -

About Aspen Insurance Holdings Limited

Aspen provides reinsurance and insurance coverage to clients in various domestic and global markets through wholly-owned subsidiaries and offices in Australia, Bermuda, Canada, Singapore, Switzerland, the United Kingdom and the United States. For the year ended December 31, 2020, Aspen reported $13.2 billion in total assets, $7.2 billion in gross reserves, $3.0 billion in total shareholders’ equity and $3.7 billion in gross written premiums. Aspen's operating subsidiaries have been assigned a rating of “A-” by Standard & Poor’s Financial Services LLC and an “A” (“Excellent”) by A.M. Best Company Inc. For more information about Aspen, please visit www.aspen.co.

Cautionary Statement Regarding Forward-Looking Statements:

This communication and other written or oral statements made by or on behalf of Aspen contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and 2 Section 21E of the Securities Exchange Act of 1934, as amended, that are made under the “safe harbor” provisions of The Private Securities Litigation Reform Act of 1995. In particular, statements using words such as “may,” “seek,” “will,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. Forward-looking statements reflect Aspen’s current views, plans or expectations with respect to future events and financial performance. They are inherently subject to significant business, economic, competitive and other risks, uncertainties and contingencies. The inclusion of forward-looking statements in this or any other communication should not be considered as a representation by Aspen or any other person that current plans or expectations will be achieved. Forward-looking statements speak only as of the date on which they are made, and Aspen undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as otherwise required by law.

There are or will be important factors that could cause actual results to differ materially from those expressed in any such forward-looking statements, including, but not limited to, factors affecting future results disclosed in Aspen’s filings with the SEC, including but not limited to those discussed under Item 3D, “Risk Factors” in Aspen’s Annual Report on Form 20-F for the year ended December 31, 2020, each of which is incorporated herein by reference.

For further information:
Josh Brekenfeld
Corporate Development and Communications Director
Josh.brekenfeld@aspen.co
+ 44 (0) 7884 664801

Cecile Locurto
Vice President, Group Communications
Cecile.locurto@aspen.co
646.352.2828